# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HILLTOP HOLDINGS INC., CIK 0001265131
CUSIP: 432748101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6565 Hillcrest Ave., Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 10/16/2026
Filed by CIK 0001021572
Persons authorized to receive notices and communications: Wilson Chu, Dechert LLP, 2651 N. Harwood St., Suite 120, Dallas, Texas (TX), 75201, 000000000

## Reporting persons
- Gerald J. Ford (CIK 0001021572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 7,866.97; shared voting power 15,651,329.97; sole dispositive power 7,866.97; shared dispositive power 15,651,329.97; aggregate amount beneficially owned 15,651,329.97 (27.3% of the class)
  Comment: Rows 8, 10 and 11. Includes 98,789 shares of Common Stock that are directly beneficially owned by the Trust. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Diamond A Financial, L.P.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (27.1% of the class)
  Comment: Row 13. Based on 57,286,417] shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Diamond HTH Stock Company, LP: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (27.1% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674.00 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Diamond HTH Stock Company GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (27.1% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674.00 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Turtle Creek Revocable Trust: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 98,789; sole dispositive power 0; shared dispositive power 98,789; aggregate amount beneficially owned 98,789 (0.2% of the class)
  Comment: Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HILLTOP HOLDINGS INC.
Address of issuer's principal executive offices: 6565 Hillcrest Ave., Dallas, Texas (TX), 75205
Comment: This Amendment No. 23 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Hilltop Holdings Inc., a Maryland corporation ("Hilltop"). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC") by Gerald J. Ford, a United States citizen, Diamond A Financial, L.P., a Texas limited partnership ("Financial LP"), Diamond HTH Stock Company, LP, a Texas limited partnership, Diamond HTH Stock Company GP, LLC, a Texas limited liability company, and Turtle Creek Revocable Trust (collectively, the "Reporting Persons") by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein and not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented as follows: On October 16, 2026, counsel to Gerald J. Ford delivered a letter (the "Letter") to the Board of Directors of Hilltop Holdings Inc. (the "Board"), a copy of which is filed as Exhibit 99.B to this Schedule 13D and is incorporated herein by reference. In the Letter, Mr. Ford raised concerns regarding the Company's current corporate governance arising from Jeremy Ford's simultaneous service as the Company's President/Chief Executive Officer and Chairman of the Board while also serving as plaintiff in pending litigation against Mr. Ford. Mr. Ford stated that, under the circumstances described in the Letter, the Company should, at a minimum, promptly split the President/Chief Executive Officer and Chairman roles as a matter of sound corporate governance, and that the Company's appointment of a lead independent director is not a substitute for doing so. Mr. Ford requested that the Board promptly investigate the matters raised in the Letter. The Reporting Persons may engage in further discussions with the Board, management, other shareholders, or third parties regarding the matters described in the Letter and may take such other actions as they deem appropriate in furtherance of the foregoing, including proposing further changes to the Company's board composition, management, or governance practices. The information set forth in Item 6 of this Amendment is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Hilltop or securities of Hilltop for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Hilltop or otherwise with respect to Hilltop or any securities of Hilltop or (ii) a member of any syndicate or group with respect to Hilltop or any securities of Hilltop.

As of August 25, 2026, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below.

Reporting Number of Shares Percentage of Sole Voting Shared Voting Sole Dispositive Shared Dispositive
Person Beneficially Owned Outstanding Shares Power Power Power Power

Mr. Ford 15,651,329.9703 (1)(2) 27.3% (3) 7,866.9703 15,651,329.9703 (1)(2) 7,866.9703 15,651,329.9703 (1)(2)

Financial LP 15,544,674 27.1% (3) 0 15,544,674 0 15,544,674

Diamond HTH 15,544,674 (1) 27.1% (3) 0 15,544,674 (1) 0 15,544,674 (1)
Stock Company, LP

Diamond HTH 15,544,674 (1) 27.1% (3) 0 15,544,674 (1) 0 15,544,674 (1)
Stock Company GP, LLC

Turtle Creek 98,789 0.2% (3) 0 98,789 0 98,789
Revocable Trust

(1) Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(2) Includes 98,789 shares of Common Stock that are directly beneficially owned by Turtle Creek Revocable Trust.

(3) Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were affected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

As previously reported in Amendment No. 22 to Schedule 13D filed with the SEC October 1, 2026, as of September 29, 2026, the Loan has been repaid by Mr. Ford and the previously-reported security interests over Mr. Ford's interests in Diamond A Financial, L.P. have accordingly been terminated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows: The following exhibits are filed to the Schedule 13D:

Exhibit 99.A - Joint Filing Agreement (incorporated herein by reference to Exhibit 99.A to the Schedule 13D filed on October 6, 2017, by the Reporting Persons with the SEC (File No. 005-79781)).

Exhibit 99.B - Letter, dated October 16, 2026, from Wilson Chu, counsel to Gerald J. Ford, to the Board of Directors of Hilltop Holdings Inc.

## Signatures
- Gerald J. Ford: /s/ Gerald J. Ford, Gerald J. Ford (10/16/2026)
- Diamond A Financial, L.P.: By: Diamond HTH Stock Company, LP, its General Partner, By: Diamond HTH Stock Company GP, LLC, its General Partner, /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (10/16/2026)
- Diamond HTH Stock Company, LP: By: Diamond HTH Stock Company GP, LLC, its General Partner, /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (10/16/2026)
- Diamond HTH Stock Company GP, LLC: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (10/16/2026)
- Turtle Creek Revocable Trust: /s/ Gerald J. Ford, Gerald J. Ford, Trustee (10/16/2026)